Filed Pursuant to Rule 424(b)(7)
File No. (333-130091)

PROSPECTUS SUPPLEMENT NO. 1
dated February 20, 2008
(to Prospectus dated December 22, 2005)

57,079,894 Shares

AVANEX CORPORATION

Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated December 22, 2005 included in a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 57,079,894 shares of our common stock which may be offered and sold from time to time by the selling stockholders named in the prospectus.

The “Selling Stockholders” section of the prospectus is hereby modified to reflect a transfer of a warrant initially exercisable for up to 3,719,009 shares of our common stock from Steelhead Investments Ltd. to Capital Ventures International pursuant to a Warrant Purchase Agreement, dated as of January 15, 2008, by and between Steelhead Investments Ltd. and Capital Ventures International.

This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus except to the extent that the information contained herein supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING SECURITY HOLDERS

The information in the table appearing under the caption “Selling Security Holders” in the prospectus dated December 22, 2005, is updated and supplemented by adding the information below with respect to a person not previously listed in the prospectus, and by superseding the information with respect to a person previously listed in the prospectus, with the information set forth below. The information below is based on information provided to us by or on behalf of the selling security holder listed below on or before February 15, 2008 and we have not independently verified this information. The selling security holder may offer all, some or none of the common stock issued upon the exercise of the warrant. Because the selling security holder may offer all or some portion of the common stock issued upon the exercise of the warrant, we cannot estimate the amount of the common stock that will be held by the selling security holder upon termination of any of these sales; the table below assumes that the selling security holder will sell all of its warrant or common stock issuable upon the exercise thereof, unless otherwise indicated. In addition, the selling security holder identified below may have sold, transferred or otherwise disposed of all or a portion of its warrant since the date on which it provided the information regarding its warrant in a transaction or transactions exempt from the registration requirements of the Securities Act.

Based upon information provided by the selling security holder, neither the selling security holder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except for the ownership of (i) the warrant described on the front cover page of this prospectus supplement and (ii) the securities issued pursuant to the Securities Purchase Agreement dated March 6, 2006.

Name of Selling Security Holder	Number of Shares Owned Prior to the Offering(1)(2)	Maximum Number of Shares Which May Be Sold Pursuant to This Prospectus(2)(3)	Number of Shares Owned After Offering
Capital Ventures International (9)	6,615,265	4,462,810	—

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power and also any shares which an individual has the right to acquire within 60 days of the date of this prospectus supplement through the exercise of any stock option or other right. The shares listed in this column include shares underlying the amended and restated warrant initially acquired in November 2005. The shares listed in this column do not reflect the 9.9% ownership limitation noted in the prospectus. Unless otherwise indicated, the selling security holder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling security holders.

(2)	Assumes the full exercise of the holder’s amended and restated warrant at an exercise price of $1.13. Pursuant to Rule 416 of the Securities Act, this registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(3)	The number of shares to be sold by the selling security holder is based on 120% of the estimated number of shares of our common stock issuable to the selling security holder upon exercise of the amended and restated warrant (assuming for purposes of such calculation, that such warrant was converted or exercised on the day immediately preceding the filing of this prospectus supplement).

(9)	Capital Ventures International acquired a warrant initially exercisable for up to 3,719,009 shares of our common stock from Steelhead Investments Ltd. to Capital Ventures International pursuant to a Warrant Purchase Agreement, dated as of January 15, 2008, by and between Steelhead Investments Ltd. and Capital Ventures International. Accordingly, the information for Steelhead Investments Ltd. in the table appearing under the caption “Selling Security Holders” in the prospectus dated December 22, 2005, is hereby updated and supplemented by revising downward the “Number of Shares Owned Prior to the Offering” by a corresponding 3,719,009 shares, and by revising downward the “Maximum Number of Shares Which May Be Sold Pursuant to This Prospectus” by a corresponding 4,462,810 shares. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims any such beneficial ownership of the shares. Capital Ventures International has informed us that it is affiliated with one or more registered broker-dealers and that it purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. The 6,615,265 shares reflected in column two of this table include 2,896,256 shares that Capital Ventures International would receive upon exercise of other warrants to purchase our common stock that expire in 2010; such shares may not be sold pursuant to this prospectus supplement.